UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 31, 2022

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant's telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Series #KOUFAXPSA8

Item 1.                Fundamental Changes

Reference is made to the Consignment Agreement dated as of March 19, 2021 (the “Consignment Agreement”), which is filed as Exhibit 6.242 to the Offering Statement on Form 1-A of Collectable Sports Assets, LLC (the “Company”), as amended to date. On January 31, 2022, the Consignment Agreement was amended to reduce the consignment price of the asset from $42,500 to $39,000 and to extend the consignment date range through June 30, 2022. A copy of the amendment to the Consignment Agreement is filed as Exhibit 1.1 to this Current Report on Form U-1 and incorporated herein by reference.

As a result in the reduction in the purchase price of the Underlying Asset, the Company intends to reduce the volume of securities to be offered in Series #KOUFAXPSA8 and will file an appropriate Offering Statement under Rule 253(g)(2) reflecting that reduction.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amendment to Consignment Agreement dated as of January 31, 2022 (Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: January 31, 2022	By:	/s/ Jarod Winters
Chief Financial Officer